Mail Stop 3561

September 30, 2008

Gu Biquan, Vice President and Secretary
Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
2C, Fuxingmennan Street, Beijing
PEOPLE'S REPUBLIC OF CHINA

> **Re: Huaneng Power International, Inc.**
> **Annual Report on Form 20-F for the Year Ended December 31, 2007**
> **Filed April 18, 2008**
> **File No. 1-13314**

Dear Mr. Biquan:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 29

Item 5.E. Trend Information, page 43

1. We note your disclosure in this section and in your Business Plan section on page 45. Please expand this disclosure to discuss in greater detail the known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or

increasing in any material way. See Item 5.D of Form 20-F and SEC Release No. 33-8350. As examples only, please address the following:

- In the first paragraph of your Trend Information section on page 43, you state that China plans to emphasize energy saving and emission reduction and that "the related policies will become one of the critical factors for the development trend of the power market." Please expand this section to discuss how the policies related to energy saving and emission reduction will impact your operations in the future and the manner in which you will respond to the policies going forward.

- In the second paragraph of your Trend Information section on page 43, you state that since 2008, the sea freight charges and coal prices of key contracts have increased significantly as compared to those in 2007, which will "bring challenges to [you] in respect of fuel cost control." Please discuss the factors in greater detail, the manner in which they will impact you, and the manner in which you will respond to these factors going forward.

- In your Business Plan section on page 45, you indicate that your main objective in 2008 will be to secure safe, stable, and increasing power generation and to strengthen cost control by taking steps such as actively seeking appropriate opportunities for acquiring assets of good quality, taking further measures to ensure production safety, improving equipment reliability, expanding markets through reinforced sales and marketing management, increasing utilization hours, generating more power, and controlling coal purchase prices. However, you do not state the manner in which you will take these steps. Therefore, please expand your discussion in this section to disclose the ways you plan to implement these steps going forward.

Item 15. Controls and Procedures, page 77

Management's Report on Internal Control over Financial Reporting, page 77

2. In the last paragraph of this section, you state that internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations. Also, you state that projections of the effectiveness of your internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. The language in this paragraph appears to limit management's conclusions regarding the effectiveness of your internal control over financial reporting. Please confirm for us, if true, that the disclosure is not meant to limit management's conclusions as to the effectiveness of your internal control over financial reporting. Also, in

future filings, please remove or revise the disclosure so that it does not appear to limit management's conclusions.

Item 19. Exhibits, page 79

3. In future filings, please file or incorporate by reference all the exhibits required by the "Instruction as to Exhibits" section of Form 20-F. For example, it appears that you have not included or incorporated by reference your articles of association as required by Instruction 1 to the "Instruction as to Exhibits" section of Form 20-F.

Exhibits 12.1 and 12.2

4. We note that you include the titles of Li Xiaopeng and Zhou Hui in the signature block of your certifications as "Chairman" and "Chief Accountant," respectively. Please confirm for us, if true, that Li Xiaopeng is your principal executive officer and Zhou Hui is your principal financial officer. Also, in future filings, please include the "principal executive officer" and "principal financial officer" titles in the certifications.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director